Exhibit 99.4

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2017 AND 2016

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Current Assets
Cash and cash equivalents	$357,321	$540,065
Trade accounts receivable, less allowances for doubtful accounts of $23,421 and $36,859 as of December 31, 2017 and 2016, respectively	6,895,445	6,509,012
Other receivables	528,140	371,887
Inventories	8,673,760	9,409,008
Other current assets	592,530	772,027

Total Current Assets	17,047,196	17,601,999

Noncurrent Assets
Property, plant, and equipment, net	10,999,422	11,735,946
Contract right intangible, net	17,838,000	20,838,000
Other noncurrent assets	431,707	378,419

Total Noncurrent Assets	29,269,129	32,952,365

Total Assets	$46,316,325	$50,554,364

Liabilities and Member’s Equity
Current Liabilities
Revolver note payable	$5,081,009	$6,758,663
Trade accounts payable	3,766,865	3,004,037
Accrued liabilities	914,861	1,302,414
Accrued wages and salaries	198,359	259,358
Accrued taxes	22,827	358
Other accruals	260,824	248,824

Total Current Liabilities	10,244,745	11,573,654

Noncurrent Liabilities
Long-term debt, net of current portion	7,687,268	7,583,024

Total Noncurrent Liabilities	7,687,268	7,583,024

Total Liabilities	17,932,013	19,156,678

Member’s Equity
Member’s contribution	54,024,923	53,372,445
Accumulated other comprehensive loss	(852,248)	(966,693)
Accumulated deficit	(24,788,363)	(21,008,066)

Total Member’s Equity	28,384,312	31,397,686

Total Liabilities and Member’s Equity	$46,316,325	$50,554,364

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Gross sales	$73,885,283	$76,732,569
Deductions	(3,705,329)	(3,688,958)

Net sales	70,179,954	73,043,611
Cost of sales	62,495,417	64,510,396

Gross margin	7,684,537	8,533,215
Sales and marketing	3,432,239	2,329,167
General and administrative	6,003,392	6,794,506

Loss from operations	(1,751,094)	(590,458)
Other income (expenses)
Other nonoperating (income) expense	20,158	(130,157)
Interest expense	(1,396,883)	(7,231,075)

Total other income (expenses)	(1,376,725)	(7,361,232)

Loss before taxes	(3,127,819)	(7,951,690)
Income tax (benefit) expense	—	206,041

Net loss	(3,127,819)	(8,157,731)
Other comprehensive loss (income), net of tax Foreign currency translation adjustments	114,445	(179,950)

Total Comprehensive Loss	$(3,013,374)	$(8,337,681)

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Member’s Contribution	Accumulated Other Comprehensive Income	Accumulated Defecit	Total
As of December 31, 2015	$12,593,678	$(786,743)	$(12,705,631)	$(898,696)
Net loss	—	—	(8,157,731)	(8,157,731)
Member contribution from loan restruction	40,634,063	—	—	40,634,063
Dividend PIK	144,704	—	(144,704)	—
Change of cumulative currency translation	—	(179,950)	—	(179,950)

As of December 31, 2016	53,372,445	(966,693)	(21,008,066)	31,397,686
Net loss	—	—	(3,127,819)	(3,127,819)
Dividend PIK	652,478	—	(652,478)	—
Change of cumulative currency translation	—	114,445	—	114,445

As of December 31, 2017	$54,024,923	$(852,248)	$(24,788,363)	$28,384,312

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows from Operating Activities
Net loss	$(3,127,819)	$(8,157,731)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,793,821	1,830,908
Amortization of contract right intangible asset	3,000,000	3,000,000
Amortization of debt issuance discount	169,958	642,209
Deferred tax (benefit) expense	—	206,041
Loss on disposal of property and equipment	108,492	1,872
Noncash interest expense	—	2,021,993
Noncash loan penalty	—	3,000,000
Changes in asset and liability accounts:
Accounts receivable, net	(335,318)	(400,286)
Affiliate receivable	—	819,297
Inventories	828,665	(5,278,810)
Other receivables and prepayments	36,351	(191,500)
Accounts payable	674,710	53,190
Other payables and accrued liabilities	(436,553)	261,215
Taxes payable	22,469	(45,366)

Net Cash Provided by (Used in) Operating Activities	2,734,776	(2,236,968)

Cash Flows from Investing Activities
Purchases of property and equipment	(1,125,986)	(985,298)
Proceeds from sale of property and equipment	—	10,500

Net Cash Used in Investing Activities	(1,125,986)	(974,798)

Cash Flows from Financing Activities
Principal payments on long-term debt	—	(406,250)
Borrowings (Payments) on revolver note payable, net	(1,686,095)	2,674,347
Payment on loan finance cost	(119,002)	(822,895)

Net Cash Provided by (Used in) Financing Activities	(1,805,097)	1,445,202

Effect of exchange rate on cash	13,563	(11,394)

Net Decrease in Cash and Cash Equivalents	(182,744)	(1,777,958)
Cash and Cash Equivalents, Beginning of Year	540,065	2,318,023

Cash and Cash Equivalents, End of Year	$357,321	$540,065

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENTS OF CASH FLOW - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Supplemental Information
Cash paid for interest	$1,214,925	$2,391,644
Noncash financing activity - member contribution from loan restructuring	—	40,634,063
Noncash financing activity - dividend to member	652,478	144,704

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 1 - Organization

Copperweld Bimetallics LLC (Copperweld Bimetallics, Copperweld, or the Company) is a Delaware limited liability company located in Fayetteville, Tennessee. Copperweld is a wholly owned subsidiary of THL Credit Copperweld Holdings LLC (Parent or Holdings). Copperweld is engaged in the manufacturing and distribution of bimetallic wire and strand products for use in cable television, telecommunications, electrical utility, electronics, and other industrial and transit application.

Copperweld Bimetallics U.K. Limited (Copperweld U.K.) is a United Kingdom private company located in Telford, England. Copperweld U.K. is a wholly owned subsidiary of Copperweld Bimetallics. Copperweld Bimetallics and Copperweld U.K. are engaged in the manufacturing and distribution of bimetallic wire and strand products for use in cable television, telecommunications, electrical utility, electronics, and other industrial and transit applications. Copperweld Bimetallics and Copperweld U.K. (collectively referred to as the Company) have customers throughout the United States and the world.

Copperweld has a sales office that is registered in Ghent, Belgium (Copperweld Bimetallics LLC Europe). Copperweld Bimetallics LLC Europe was established on February 1, 2016. Prior to February 1, 2016, the respective operations were part of a sister Company (Copperweld Bimetallics Europe, SPRL) and which was not consolidated by the Company but was an affiliated entity.

Prior to September 29, 2016, the Company was a wholly owned subsidiary of Fushi Copperweld, Inc. On September 29, 2016 the holders of the Company’s senior debt (the Term loan), in accordance with its rights under the terms of the respective pledge and security agreement, exercised rights under the Term loan facilities, sold and acquired at public auction all of the equity interest of the Company, and agreed to convert all but $8.0 million of debt held by the holders of the term facility to equity (the foreclosure and auction). See further discussion in note 9.

Note 2 - Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Copperweld Bimetallics, its branch office in Belgium and its wholly owned subsidiary, Copperweld U.K. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no investments in variable interest entities.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, useful lives of contract right intangible, allowances for doubtful accounts and sales returns, and valuation of deferred tax assets, property, plant and equipment, contract right intangible, inventory, and income tax uncertainties, other contingencies, and the gain recognized in conjunction with the restructuring discussion in note 9.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies - Continued

(c) Segment Reporting

The Company has one operating segment which is bimetallic wire and strand products. Management has chosen to organize the Company based on the type of products sold. Substantially all of the Company’s assets are located in the United States.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Allowance for doubtful accounts was $23,421 and $36,859 for the each of the years ended December 31, 2017 and 2016. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company wrote-off $36,859 and $0 of bad debt for the years ended December 31, 2017 and 2016, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories

Inventories are measured at the lower of cost and market. The cost of inventories is based on the first-in, first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, costs include an appropriate share of production overheads based on normal operating capacity.

(g) Other Long-Term Assets

Other long-term assets consist of unamortized debt issuance costs on a revolving credit facility.

(h) Revenue Recognition

Revenue from sales of Copper-Clad Aluminum (CCA) and Copper-Cold Steel (CCS) is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery of the products has occurred, the fee is fixed or determinable and collectability is reasonably assured. The Company’s products are considered delivered at the point when the title transfers and the customer assumes the risk of loss. Delivery is evidenced by signed bills of lading for sales.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies - Continued

(h) Revenue Recognition - continued

The Company’s sales agreements do not provide customers the right of return, price protection or any other concessions. However, the Company allows for an exchange of products or return if the products are defective. For the years presented, defective product returns were immaterial.

Although most of the Company’s products are covered by its warranty programs, the terms and conditions of which vary depending on the customer and the product sold. Because the Company has not experienced any significant warranty claims in the past, the Company has not established any reserve for warranty claims or defective products.

For sales made to customers in certain countries, the Company’s sales are net of value added tax, or VAT, collected on behalf of tax authorities in respect of product sales. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheet until it is paid to the tax authorities.

(i) Shipping and Handling Costs

Freight billed to customers is considered sales revenue and the related freight costs as a sales and marking expense. For the years ending December 31, 2017 and 2016, shipping and handling costs of $1,801,419 and $1,425,138, respectively, were recorded in sales and marketing on the consolidated statement of comprehensive loss.

(j) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant, and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Years
Buildings	40
Building improvements	3-20
Machinery and equipment	3-25
Furniture and fixtures	3-7
Computer equipment	3-5
Vehicles	3

Depreciable methods, useful lives, and residual values are reviewed at each financial year-end and adjusted if appropriate. Amortization expense and accumulated amortization are included in depreciation expense and accumulated depreciation, respectively.

(k) Intangible Assets

Intangible assets, consisting of contract rights, are amortized on a straight-line basis, which approximates the economic benefit, over its useful life of 10 years based on the contract terms.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies - Continued

(l) Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

The company reviews each quarter to assess whether events or changes in circumstances (triggering events) indicate that the carrying value of the contract right intangible may not be recoverable. If there is a triggering event, the Company then compares the undiscounted cash flow projections to the carrying value (recoverability test). If the undiscounted cash flows are less than the carrying value then the Company compares the carrying value to its fair value to assess and measure any potential impairment. The trigging events include but are not limited to: (i) a significant decrease of volume; (ii) a significant increase of cost to produce goods; (iii) a significant decrease in current period earnings before interest, taxes, depreciation and amortization (EBITDA) attributable to the contract right intangible that demonstrates continuing insufficient EBITDA associated with the use of contract right intangible; and (iv) a current expectation that is more likely than not (more than 50%), the contract right will be terminated or otherwise disposed of significantly before the end of its previously estimated useful life. The result of the evaluation of triggering events may require a further impairment analysis under ASC 360-10-35. During 2017 and 2016, the Company’s net losses were assessed as a triggering event indicating a potential that the Company’s long-lived assets may not be recoverable. As such, the Company performed a recoverability test and determined that the undiscounted cash flow projections of the assets were greater than their carrying value, therefore, the carrying value of the Company’s long-lived assets was determined to be recoverable. Furthermore, the Company is unaware of any facts that would indicate a significant volume decrease or significant increase in costs of producing the Company’s products.

(m) Foreign Currency Translation

Copperweld U.K.’s accounting records are measured using local currency (British pounds) as the functional currency. All of the assets and liabilities of the subsidiary are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and member’s equity accounts are translated at historical rates. The net effect of foreign currency translation adjustments is included in member’s equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Foreign currency transaction gains or losses are credited or charged to income as incurred.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies - Continued

(n) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. It is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and a valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

(o) Leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(p) Fair Value Measurement and Financial Instruments

The respective carrying value of certain financial instruments of the Company approximates their fair value. These instruments include cash, trade accounts receivable, long-term debt, and accounts payable. Fair values of cash, trade accounts receivables and accounts payable are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values, they are receivable or payable on demand, or the interest rates earned and/or paid approximate current market rates.

The Company has no assets and liabilities measured at fair value on a recurring basis.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies - Continued

(q) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

From time to time, the Company is subject to claims arising in the ordinary course of business. In the opinion of management, the ultimate resolution of any such claims as of December 31, 2017 and 2016 will not have a material effect on the liquidity, cash flows or financial position of the Company or on its operations.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. The Company has no accrued losses for environmental remediation obligations, and is not aware of any claims, as of December 31, 2017 and 2016, except as disclosed in footnote 13(b).

The Company has a License Agreement with Nexans Deutschland GmbH (Nexans). Pursuant to the agreement, the company must pay royalties for CCA that is produced by all of its present and future affiliated companies’ worldwide using equipment designed by Nexans (KM line). The agreement terminates on December 31, 2026. Total royalty fees under the agreement were $227,866 and $211,162 for 2017 and 2016, respectively.

(r) Reclassifications

Depreciation and amortization in the prior year consolidated statement of cash flow have been reclassified for comparative purposes to conform with the presentation of the current year financials. Total consolidated member’s equity and net loss are unchanged due to these reclassifications.

(s) Subsequent Events

The Company has evaluated events from the balance sheet date through April 25, 2018, the date at which the consolidated financial statements were available to be issued. The Company has determined that there are no other items to disclose.

Note 3 - Asset Purchase

On December 11, 2013, Copperweld Bimetallics entered into an Asset Purchase Agreement (APA) and other ancillary agreements with CommScope, Inc. of North Carolina (CS) whereby Copperweld Bimetallics purchased the bimetallic manufacturing assets of CS for $38 million, including $15 million in a subordinated note (see note 8) and entered into a 10-year supply agreement to provide CS with their bimetallic wire requirements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 3 - Asset Purchase – Continued

The assets, both tangible and intangible, are recorded at their estimated fair values as of the acquisition date. The assets purchased in the CS acquisition are presented below at their estimated fair values as of the acquisition date of December 11, 2013:

Assets:
Equipment	$8,000,000	(a)
Contract right intangible	30,000,000	(b)

Net assets acquired at fair value	$38,000,000

(a) Equipment

Under the APA, Copperweld Bimetallics purchased all of CS’s bimetallic rod and wire manufacturing equipment worldwide including all aluminum and steel copper cladding lines, drawing lines, fine wire drawing lines, furnaces, and a respooling line. Also included was all the ancillary equipment, consumables, and spare parts, such as rod welders, drawing lubrication systems, drawing dies, mill rolls, etc. This equipment was developed and is specifically utilized for the manufacture of copper-clad aluminum (CCA) and copper-clad steel (CCS) rod and wire products.

(b) Contract Right Intangible

As part of the APA, the Company entered into a 10-year exclusive supply agreement with CS, pursuant to which the Company agreed to supply CS and its subsidiaries with 100% of their requirements for specified CCA and CCS products in the United States and 100% of their requirements for specified CCA products in the People’s Republic of China, or PRC, and Scotland (which products are collectively referred to as covered products). On September 29, 2016, the Company and CS entered into the Amendment to Supply Agreement, under which CS shall be required to purchase at least 80%, rather than all, of the Covered Product from the Company. Notwithstanding the obligation to buy 80% of the Covered Product from the Company, CommScope represents to the Company that CommScope intends to purchase 100% of the Covered Product from the Company. The Company also has a right of first offer under the supply agreement to be CS’s exclusive supplier if CS desires to purchase, in addition to the covered products, other CCA or CCS bimetallic wire or wire feedstock for use in the United States or other CCA bimetallic wire or wire feedstock in the PRC or Scotland. Aggregate amortization expense was $3,000,000 for both 2017 and 2016. Accumulated amortization was $12,162,000 and $9,162,000 for 2017 and 2016, respectively. Estimated amortization expense for each of the next five years is $3,000,000.

Note 4 - Market Concentrations

The Company has two production facilities. One is located in Fayetteville, Tennessee, in the United States (U.S.), and the other is located in Telford, England, in the U.K. The Company sells to manufacturing companies worldwide that operate primarily in the telecommunications, electrical utility, and transportation industries.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 4 - Market Concentrations - Continued

The percentages of the Company’s gross sales from its products are as follows:

	Year ended December 31,
	2017		2016
	Amount	Percentage of Total	Amount	Percentage of Total
CCA	$33,225,129	45%	$36,064,101	47%
CCS	39,394,008	53%	39,547,939	52%
Others	1,266,146	2%	1,120,529	1%

Total	$73,885,283	100%	$76,732,569	100%

The United States is the only country that exceeds 10% of gross sales. The percentages of the Company’s gross sales from customers located in the United States and other countries are as follows:

	Year ended December 31,
	2017		2016
	Amount	Percentage of Total	Amount	Percentage of Total
United States	$54,279,965	73%	$59,899,681	78%
European countries	11,539,923	16%	9,740,381	13%
Other countries	8,065,395	11%	7,092,507	9%

Total	$73,885,283	100%	$76,732,569	100%

Customers’ revenue individually exceeding 10% of the Company’s total revenue are as follows:

	Year ended December 31,
	2017		2016
	Amount	Percentage of Total	Amount	Percentage of Total
Customer A	$20,722,779	28%	$25,867,989	34%

Accounts receivable from individual customers that exceeded 10% of the Company’s accounts receivable, net, are as follows:

	Year ended December 31,
	2017		2016
	Amount	Percentage of Total	Amount	Percentage of Total
Customer A	$1,068,634	15%	$1,347,726	21%
Customer B			1,080,471	17%

Total	$1,068,634	15%	$2,428,197	38%

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 5 - Inventories

Inventories consist of the following at December 31, 2017 and 2016:

	2017	2016
Raw materials	$2,919,824	$2,645,798
Work in process	2,337,446	2,957,826
Finished goods	3,416,490	3,805,384

Total inventories	$8,673,760	$9,409,008

The Company purchases raw materials from a limited number of suppliers. Ten major suppliers provided approximately 99% of the Company’s raw materials for the years ended December 31, 2017 and 2016.

Note 6 - Property, Plant, and Equipment

Property, plant, and equipment consist of the following as of December 31, 2017 and 2016:

	2017	2016
Building	$2,325,886	$2,325,886
Building and improvements	855,699	569,313
Furniture and fixtures	4,599	17,499
Vehicles	70,276	70,276
Computer hardware and software	454,504	454,504
Machinery and equipment	25,593,249	24,443,368

	29,304,213	27,880,846
Less accumulated depreciation	(18,697,562)	(16,885,318)

	10,606,651	10,995,528
Land	100,726	100,726
Construction in progress	292,045	639,692

Total property, plant, and equipment, net	$10,999,422	$11,735,946

Depreciation expense was $1,793,821 and $1,830,908 for the years ended December 31, 2017 and 2016, respectively.

Construction in progress as of December 31, 2017 and 2016 primarily consists of upgrades to existing equipment.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 7 - Letters of Credit

At December 31, 2017, the Company had no available letters of credit. At December 31, 2016, the Company had available letters of credit of $100,064, subject to certain conditions set by the bank. The Company had no letters of credit outstanding at December 31, 2017 and 2016.

Note 8 - Revolver Loan Payable & Long-term Debt

Revolver Loan Payable:

	2017	2016
U.S. revolving credit facilities:
Fifth Third revolving credit facility	$5,081,009	$6,569,999
UK invoice discounting credit facility	—	188,664

Revolver Loan Payable	$5,081,009	$6,758,663

Long-term debt consists of the following:

	2017	2016
Senior loan	$8,000,000	$8,000,000

Total long-term debt	8,000,000	8,000,000
Less current portion	—	—

Long-term debt, excluding current portion	8,000,000	8,000,000
Less unamortized discount and debt issuance cost	312,732	416,976
Long-term debt, excluding current portion, net	$7,687,268	$7,583,024

Future contractual maturities of long-term debt are as follows:

Amount
Year ending December 31,
2018	$—
2019	—
2020	—
2021	8,000,000
Thereafter	—

Principal amount	$8,000,000
Less unamortized debt issuance costs	(312,732)

Long term debt, net	$7,687,268

The $8,000,000 that matures in 2021 is held by an affiliate of the Company Parent. The Senior loan bears a contractual interest rate of 12%.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 8 - Revolver Loan Payable & Long-term Debt - Continued

On August 31, 2010, the Company entered into a secured credit agreement (the Regions Bank revolving credit facility, which was amended on June 27, 2011 and January 17, 2013). The Regions revolving credit facility provided a $2.5 million revolving credit facility with a maturity date August 31, 2014 and a term facility up to $6.5 million, which was payable in 120 equal monthly principal payments plus interest each month until August 31, 2020, subject to the following amendments described below:

•

On June 27, 2011, the Company entered into an amendment (the First Amendment) to the credit agreement. Pursuant to which the maximum amount of the revolving credit facility was increased from $2.5 million to $4.5 million. As a result, the total facility was increased from $9 million to $11 million.

•

On December 11, 2013, the Company entered into an amendment (the Second Amendment) and repaid the $4.5 million term facility in full. Additionally, as part of this amended and restated credit and security agreement, the revolving credit facility was increased to $15 million with a maturity date of December 11, 2016.

•

On February 29, 2016, the Company entered into an amendment (the Third Amendment) which reduced the credit facility from $15 million to $10 million and shortened the maturity date from December 11, 2016 to April 30, 2016.

•	On November 10, 2016, the Company paid off the Regions Bank revolving credit facility.

On November 10, 2016, the Company entered into a secured credit agreement (the Fifth Third revolving credit facility). The Fifth Third revolving credit facility provides a $13 million revolving credit facility with a maturity date November 10, 2019. The Fifth Third revolving credit facility is secured by the assets of the Company.

The Company had balances outstanding on the revolving credit facilities of $5,081,009 and $6,569,999 as of December 31, 2017 and 2016, respectively. The interest rate for the Fifth Third revolving credit facility is based on the 30-day London Interbank Offered Rate (the LIBOR Rate) plus the applicable margin of 2.5% per annum. The Company paid an initial commitment fee of $65,000, and is also required to pay a monthly fee of 0.50% on available but unused amounts under the revolving credit facility.

On December 11, 2013, the Company entered into a credit and security agreement with a lender that provided for a term facility in the amount of $32.5 million (Term loan), which is payable in quarterly payments of $406,250 through September 2018, with the remaining balance due at maturity on December 11, 2018. The annual interest rate on the outstanding principal balance was 12%, payable quarterly. The term facility was secured by substantially all the assets of the Company.

On December 11, 2013, the Company entered into a subordinated credit and security agreement (Subordinated debt) that provided for a term facility in the amount of $15 million, which matures in June 2019. The annual interest rate (8.0%) as of December 31, 2013 on the outstanding principal balance was payable quarterly, half (4%) in cash and half (4%) in payment in kind (PIK). The applicable PIK interest rate per the agreement was to be 4.0% through 2017, 6% through 2018, and 8% through 2019.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 8 - Revolver Loan Payable & Long-term Debt - Continued

The Company’s debt agreements contained certain quarterly and annual financial covenants, customary events of default and covenants, including covenants that restrict the ability of the Company to incur certain additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, and certain restrictive financial covenants. If any event of default shall have occurred and be continuing, the lenders may have elected to declare the loan immediately due and payable.

The Company was also not in compliance with covenants for the revolver and the Term loan during 2016.

As part of the lender’s foreclosure proceedings described in note (9), all events of noncompliance were waived by the holders of the Term loan and the Subordinated debt. All but $8 million of remaining long-term debt was forgiven on September 29, 2016.

Copperweld U.K.

Copperweld U.K. maintains an invoice discounting credit facility with a limit of approximately £375,000. The facility provides cash advances of 85% of approved sales ledger which are secured by trade accounts receivable of Copperweld U.K. The facility automatically renews every year based on an annual review conducted by the financing institute. Copperweld U.K. is required to maintain a projected turnover each 12-month period and a minimum net worth of £750,000 at all times if the credit facility has an outstanding balance. The facility had a balance outstanding of $0 and $188,664 as of December 31, 2017 and 2016, respectively. Copperweld UK was in compliance with all covenants related to its credit facility as of December 31, 2017 and 2016.

Note 9 - Debt Restructuring (the Restructuring)

On September 29, 2016 the holders of the Company’s Term loan (see note 8), in accordance with their rights under the terms of the applicable pledge and security agreement, exercised rights under the Term loan facilities, sold and acquired at public auction all of the equity interest of the Company, and agreed to convert all but $8.0 million of Term Loan to equity (the foreclosure and auction). As a result of this transaction, the former holders of Term loan now hold a controlling equity interest in the Company. The remaining $8.0 million of debt bears interest at 12% and matures on October 5, 2021. As part of their agreement, these lenders also waived all past events of covenant noncompliance with the previous debt agreements. In connection with the restructuring of the Company’s Term loan, the Subordinated debt was deemed cancelled in exchange for an equity interest in the Company.

As of September 29, 2016, as a result of the restructuring, the equity held by the previous holders of the Company’s Term loan includes 90% interest in the Company’s parent, THL Credit Copperweld Holdings LLC. The equity held by the previous holders of the Company’s Subordinated debt includes 10% interest in the Company’s parent, THL Copperweld Holdings LLC.

In conjunction with the Restructuring, the Company recognized a member contribution to equity of $40.6 million on debt exchanged for equity.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 10 - Operating Leases

The Company leases certain property and equipment under the terms of operating lease agreements expiring June 2017 through March 2020. Rent expense under these leases was approximately $337,675 and $316,941 for the years ended December 31, 2017 and 2016, respectively. Future minimum rentals for years subsequent to December 31, 2017 and in the aggregate are as follows:

Amount
Year ending December 31,
2018	$209,524
2019	215,114
2020	195,759
2021	—
2022	—
Thereafter	—

$620,397

Note 11 - Income Taxes

Income tax expense (benefit) consists of the following:

	Other Comprehensive Income	Current	Deferred	Total
Year ended December 31, 2017:
US federal	$—	$—	$—	$—
State and local	—	—	—	—

	$—	$—	$—	$—

Year ended December 31, 2016:
US federal	$—	$—	$189,937	$189,937
State and local	—	—	16,104	16,104

	$—	$—	$206,041	$206,041

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 11 - Income Taxes - Continued

A reconciliation of federal income tax expense (benefit) at the statutory rate to the Company’s actual income tax expense for the years ended December 31, 2017 and 2016 is shown below:

	2017	2016
Computed at statutory rate (21% and 34%)	$(656,842)	$(2,703,575)
Nondeductible expenses and other permanent differences	9,767	8,314
State income taxes	(134,183)	(341,128)
Permanent differences - debt restructure	—	6,316,278
Foreign rate differential and valuation allowance	781,258	(3,073,848)

Income tax expense (benefit)	$—	$206,041

Components of the net deferred tax assets and liabilities are as follows:

	2017	2016
Deferred tax assets:
Accrued wages and compensated absences	$42,101	$85,016
Losses from foreign subsidiary	308,765	321,506
Net operating loss carryforward	1,327,233	774,275
Depreciation - Section 179 carryforward	—	58,709
Property and equipment, principally due to depreciation	324,162	125,459

	2,002,261	1,364,965

Deferred tax liabilities:
Depreciation from foreign subsidiary	(102,547)	(67,118)

	(102,547)	(67,118)
Valuation allowance	(1,899,714)	(1,297,847)

Net deferred tax asset	$—	$—

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 11 - Income Taxes - Continued

On September 29, 2016, the Company’s holders of Term debt, in accordance with their rights under the terms of its applicable pledge and security agreement, exercised rights under the Term loan facilities, and acquired at public auction all the equity interest of the Company, and exchanged the majority of its debt for equity.

Starting from October 6, 2016, the Company filed tax returns as a standalone entity.

Prior to October 5, 2016, the Company’s federal income taxes were filed as part of a consolidated return with Fushi Copperweld, Inc., the Company’s former owner. The Company historically prepared its tax provision as if it filed a separate federal return.

The Company’s subsidiary, Copperweld U.K., located in the United Kingdom, files tax returns in the United Kingdom. The losses recorded related to this subsidiary are not recognized for tax purposes in the United States until the investment is disposed as the Company treats income of the subsidiary as permanently reinvested. The Company has not provided U.S. income taxes of $1,543,824 and $1,607,532 as of December 31, 2017 and 2016, respectively, of accumulated undistributed losses of its Copperweld U.K. subsidiary. Additionally, the Company’s cash balances at Copperweld U.K. were $229,093 and $60,539 as of December 31, 2017 and 2016, respectively. The Company does not intend to repatriate future earnings of Copperweld U.K. and would need to consider the tax implications if these funds were repatriated.

There was valuation allowance for domestic deferred tax assets of $1,693,496 and $1,043,459 as of December 31, 2017 and 2016, respectively. There was a valuation allowance for foreign deferred tax asset of $206,218 and $254,388 as of December 31, 2017 and 2016, respectively. Total valuation allowance was $1,899,714 and $1,297,847 as of December 31, 2017 and 2016, respectively. The net change in the valuation allowance was $601,867 and ($3,091,437) for the year ended December 31, 2017 and 2016, respectively.

The valuation allowance reduces the deferred tax assets to the amounts that are more likely than not to be realized, which include substantially all deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and NOL’s can be applied. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

As noted in note (9), the majority of the Company’s debt was satisfied through the foreclosure and auction in September 2016. Through these transactions, a significant portion of the Term Loan debt was canceled and the previous lenders became equity holders in the Company. As a result of this transaction, substantially all of the deferred tax assets from federal NOL prior to the ownership change date, October 5, 2016 were either applied or lost.

The Company would have needed to generate significant future taxable income in order to fully realize the domestic deferred tax assets for federal income tax. Since the company has incurred net loss during a three-year period that includes the current year and the prior two years, a valuation allowance of $1,693,496 and $1,043,459 against the domestic deferred tax assets were accrued as of December 31, 2017 and 2016, respectively.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 11 - Income Taxes - Continued

The tax returns of the U.S. Entities are subject to U.S. income tax examination by tax authorities. Both federal and state income tax return are subject to audit for the years from 2013 to 2017. Fushi Copperweld Inc.’s consolidated federal income tax return of fiscal year 2013 was previously under audit from the Internal Revenue Service (IRS). On June 17, 2016, the IRS completed its audit of 2013 with no additional taxes owed by the Company. The Company’s consolidated tax returns for fiscal years 2014, 2015, and 2016 are the remaining potential years for selection. The Company’s tax return for fiscal years 2016 and 2017 are the remaining potential years for selection.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. The company has analyzed potential liability for uncertain tax positions, and has not accrued for uncertain tax positions or unrecognized tax positions as of December 31, 2017 and 2016. As of December 31, 2017 and 2016, the Company did not have any unrecognized tax benefits and thus no interest or penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Note 12 - 401(k) and Profit Sharing Plan

Copperweld Bimetallics U.S. employees are provided a 401(k) plan. U.S. employees are eligible for the defined contribution plan after three months of full-time employment. Employee deferrals and company matching are 100% vested immediately upon eligibility. Copperweld Bimetallics matches up to 4% for participating employees. The cost recognized by the Company for matching contributions was $138,437 and $125,980 for the years ended December 31, 2017 and 2016, respectively.

Copperweld U.K. operates a defined contribution pension scheme for employees. All U.K. employees are eligible to join the pension on satisfactory completion of their trial period, which is typically three months. U.K. employees can contribute as much as they like subject to current U.K. laws, but the Company will match only the first 2.5% of gross pay in the current year. The assets of the scheme are held separately from those of the company. The annual contributions payable are charged to expense. The cost recognized by the Company was approximately $10,140 and $8,222 for the years ended December 31, 2017 and 2016, respectively.

Note 13 - Commitments and Contingencies

(a) Product Warranties

The Company’s product warranties against technical defects of its copper-clad products wires vary, depending on sales orders with each customer. The warranties require the Company to replace defective components and pay for the losses customers incur from defective products or a certain percentage of the selling price as liquidated damages for the Company’s failure to meet the specified product specifications and packaging requirements in the sales orders. The Company has not established any reserves for potential warranty claims as historically they have experienced few warranty claims for their products for amounts that were not material.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Note 13 - Commitments and Contingencies - Continued

(b) Environmental Remediation Obligations

The Company’s operations are subject to extensive regulations governing the creation, use, transportation and disposal of wastes and hazardous substances, air and water emissions, remediation, workplace exposure and other environmental matters. The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, can be significant and will continue to be so for the foreseeable future. Future environmental regulations could impose stricter compliance requirements on the Company and the end markets that they serve. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of the Company’s facilities to meet future requirements. Additionally, evolving regulatory standards and expectations could result in increased litigation and/or increased costs of compliance with environmental laws, all of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Environmental matters for which the Company may be liable may arise in the future at the Company’s present sites, at previously owned sites, sites previously operated by the Company, or sites owned by the Company’s predecessors. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), established responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities.

In many cases, courts have imposed joint and several liability on parties at CERCLA clean-up sites. The Company’s Fayetteville location is located an industrial use area, which may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of the Company’s properties have been affected by releases of cutting oils and similar materials, and the Company is investigating and remediating such known contamination pursuant to applicable environmental laws. Although the costs of these clean-ups are not reasonably estimable at this time, the Company does not expect for the ultimate resolution to have a material effect on the Company’s consolidated financial statements.

The Company is currently participating in funding an environmental investigation for a Superfund Site for Chemetco, a secondary copper smelting facility in Southern Illinois, which operated from 1970 to 2001 and to which the Company, along with hundreds of other companies, indirectly shipped scrap metal for recycling. A reasonable estimate of the possible loss or range of loss cannot be made until the site investigation and cleanup plan, as well as the Environmental Protection Agency’s review of all shipping records, are complete.